Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street | New York, NY 10019-6131 | tel 212.858.1000 | fax 212.858.1500

August 30, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

Re:	Atlantic Coastal Acquisition Corp.

Annual Report on Form 10-K

Filed April 21, 2023

File No. 001-40158

Ladies and Gentlemen:

On behalf of Atlantic Coastal Acquisition Corp. (the “Company”), we respectfully submit this letter in response to the oral comment received from the staff (the “Staff”) of the Securities and Exchange Commission on August 2, 2023, with respect to the Company’s annual report on Form 10-K filed on April 21, 2023 (the “Annual Report”).

Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

The oral comment from the Staff pertained to certain risk factor disclosure in the Annual Report regarding the Company’s intention to liquidate all securities held in the Company’s trust account (the “Trust Account”) and instead hold the funds in the Trust Account in cash in a bank demand deposit account. Specifically, the Staff noted that there was no update as to the status of this particular disclosure in the Company’s quarterly report on Form 10-Q filed on May 25, 2023 (the “Q1 Quarterly Report”).

Following up on the disclosure in the Annual Report, the Company hereby confirms (i) that the trustee of the Trust Account, at the instruction of the Company, has liquidated the securities in the Trust Account, and (ii) that all funds in the Trust Account are currently held in cash in a bank demand deposit account.

Additionally, the Company expects to file via EDGAR its quarterly report on Form 10-Q for the quarter ended June 30, 2023 (the “Q2 Quarterly Report”), which will include a note reflecting the action taken by the Company with respect to the Trust Account and the assets therein. Please call me at (212) 858-1101 if you have any questions or require any additional information in connection with the foregoing.  We appreciate your assistance in this matter.

August 30, 2023

Sincerely,

/s/ Stephen C. Ashley

Stephen C. Ashley

cc:	Shahraab Ahmad, Atlantic Coastal Acquisition Corp.